Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Achieves 2020 Guidance with Production of 150,051 Gold Equivalent Ounces

Vancouver – January 14, 2021 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or “the Company”) announces its fourth quarter (Q4) and annual 2020 production results from its three 100% owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (GMC) in Mexico.

2020 Production Highlights

•	Tucano’s production increased to 125,417 gold ounces (Au oz)
•	Consolidated metal production of 150,051 gold equivalent ounces (“Au eq oz”), inclusive of 133,031 Au oz and 1,118,094 silver ounces (Ag oz), a 2% increase over 2019
•	Achievement of consolidated guidance range of 146,000 - 158,000 Au eq oz

Fourth Quarter 2020 Production Highlights

•	Tucano produced 32,017 Au oz
•	Consolidated metal production of 36,997 Au eq oz, including 33,703 Au oz and 225,477 Ag oz
•	Topia successfully restarted production in December following a voluntary suspension in November to safeguard the health of its workforce and local community against the spread of COVID-19

“We delivered on our 2020 production guidance and produced more gold last year than in 2019, despite the challenges of COVID-19. Our teams in Brazil, Mexico, and Peru did a tremendous job prioritizing health and safety, while still achieving profitable production and executing our exploration programs”, stated Rob Henderson, President and CEO. “The Mineral Reserve and Resource update for our flagship Tucano mine, announced in December, has allowed for an extension of the life of the Urucum and Taperaba pits, and the latest mine plan will see a transition to mining higher grades in 2022 and 2023. Exploration activity at Tucano in 2021 is planned to ramp up, with a focus on identifying regional opportunities, proving up the underground potential and expanding the existing open pits. In 2021, consolidated gold equivalent production from the Tucano, GMC and Topia mines is expected to be 135,000 to 150,000 Au eq oz.”

COVID-19 Response

Great Panther has developed and implemented effective COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the regulatory agencies of each country in which it operates to ensure a safe work environment. Protocols include mandatory medical screening and testing on arrival at site, training sessions on health awareness and health and safety protocols, physical distancing and increased sanitation measures, and updated operating procedures. Specific areas have been prepared for the isolation, testing and care of employees showing COVID-19 symptoms. All confirmed cases of COVID-19 are in isolation and being monitored by Company health professionals with regular reports to health authorities.

2020 Consolidated Operating Results

Consolidated Operating Results	Q4 2020	Q4 2019	Change	FY 2020	FY 2019	Change
Ore processed (tonnes)	951,352	927,928	3%	3,567,433	2,787,578	28%
Gold eq production (oz) (1)	36,997	44,697	-17%	150,051	146,853	2%
Gold production (oz)	33,703	37,088	-9%	133,031	118,493	12%
Silver production (oz) (2)	225,477	423,230	-47%	1,118,094	1,529,362	-27%

(1) Gold equivalent ounces for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006 and 1:0.0008 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Gold equivalent ounces for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.0008 and 1:0.001 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

(2) The decline in silver production is attributed mainly to COVID-19 related suspensions of operations in Mexico. Refer to the sections below titled Topia and Guanajuato Mine Complex for further discussion.

Tucano

Tucano Operating Results	Q4 2020	Q4 2019	Change	FY 2020	FY 2019	Change
Total material mined (tonnes)	6,605,369	5,857,185	13%	25,483,176	22,624,748	13%
Total waste mined (tonnes)	5,803,286	5,141,839	13%	23,562,964	20,357,867	16%
Ore mined (tonnes)	749,510	715,346	5%	1,858,037	2,266,881	-18%
Ore processed (tonnes milled)	901,854	860,364	5%	3,359,041	3,074,014	9%
Au grade (g/t)	1.23	1.33	-7%	1.28	1.37	-6%
Au recovery (%)	89.5%	92.8%	-4%	90.8%	91.7%	-1%
Gold production (oz)	32,017	34,181	-6%	125,417	123,867	1%

Tucano achieved its 2020 annual production guidance of 120,000 – 130,000 Au oz with a total gold production of 125,417 oz representing a slight increase over 2019.  Total mined material in 2020 was 13% higher compared to 2019 facilitated by operational improvements in the mine and the mining of a higher proportion of softer ore from the Taperaba pits. Total plant throughput in 2020 was 9% higher than 2019 as a result of plant improvements and the implementation of additional automation to improve plant stability. Ore grades in 2020 were 6% lower compared to 2019 due to grade variation in the deposits.

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Topia

Topia Operating Results	Q4 2020	Q4 2019	Change	FY 2020	FY 2019	Change
Ore processed (tonnes)	9,959	18,854	-47%	57,390	79,257	-28%
Ag grade (g/t)	337	424	-20%	352	392	-10%
Au grade (g/t)	0.81	0.81	0%	0.84	0.94	-11%
Ag recovery (%)	90.0%	94.4%	-5%	92.0%	93.9%	-2%
Au recovery (%)	48.7%	54.2%	-10%	54.1%	55.9%	-3%
Silver eq production (oz) (1)	179,657	449,621	-60%	1,085,979	1,785,483	-39%
Silver production (ounces)	97,263	242,776	-60%	597,190	938,581	-36%
Gold production (ounces)	127	267	-53%	835	1,344	-38%
Lead production (tonnes)	212	487	-56%	1,233	1,960	-37%
Zinc production (tonnes)	294	650	(1)	1,714	2,576	-33%
Gold eq production (oz) (2)	1,996	5,621	-64%	12,066	22,318	-46%

(1) Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.058 and 1:0.068 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2019 were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.064 and 1:0.082 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

(2) See footnote (1) under the heading 2020 Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2020 and 2019, respectively.

Of the Company’s mines, Topia was most significantly impacted by COVID-19 related suspensions of operations, including those in April and May under federal mandate in Mexico, which affected the entire industry in Mexico and a voluntary five week suspension in the fourth quarter. While operating, productivity was also impacted by health and safety protocols to safeguard against the spread of COVID-19 and resulting workforce shortages.

Guanajuato Mine Complex

GMC Operating Results	Q4 2020	Q4 2019	Change	FY 2020	FY 2019	Change
Ore processed (tonnes)	39,539	48,710	-19%	151,001	187,610	-20%
Ag grade (g/t)	117	136	-14%	125	116	8%
Au grade (g/t)	1.46	2.00	-27%	1.66	2.26	-26%
Ag recovery (%)	85.9%	84.4%	2%	85.5%	84.7%	1%
Au recovery (%)	84.3%	84.1%	0%	84.0%	85.2%	-1%
Silver eq production (oz) (1)	268,524	391,637	-31%	1,131,025	1,517,853	-25%
Silver production (oz)	128,214	180,454	-29%	520,903	590,781	-12%
Gold production (oz)	1,559	2,640	-41%	6,779	11,588	-41%
Gold eq production (oz) (2)	2,984	4,896	-39%	12,567	18,973	-34%

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(1) Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2019 were calculated using an 80:1 Ag:Au ratio, consistent with the Company’s guidance for the year.

(2) See footnote (1) under the heading 2020 Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2020 and 2019, respectively.

The federally mandated shutdowns also impacted GMC in Mexico. During periods of operation, productivity was also affected by health and safety protocols to safeguard against the spread of COVID-19.

2021 Guidance

2021 Guidance	Tucano	Mexico	Consolidated
Gold eq production (oz)(1)	110,000 – 120,000	25,000 – 30,000	135,000 – 150,000
Silver production (k oz)	–	1,500 – 1,600	1,500 – 1,600
Gold production (oz)	110,000 – 120,000	8,000 – 10,000	118,000 – 130,000
AISC ($/ Au oz sold)(2)	$1,350 – 1,450	N/A	$1,350 – 1,450
Exploration (operating mines) ($ millions)	$8.4	$3.0	$11.4

(1) Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices for 2020, and approximate ratios for the price/ounce of gold to price/pound of lead and zinc, respectively, for 2020.

(2) AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate G&A expenditures, and reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-GAAP measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. Refer to the Company’s Management Discussion and Analysis for the period ended September 30, 2020 for a reconciliation of AISC to the Company’s financial statement measures. The Company’s AISC guidance assumes a Brazilian real to US dollar exchange rate of 4.75. Actual results may differ.

(3) Guidance assumes no COVID-19 related shutdowns, ongoing geotechnical control/stability of Urucum Central South (“UCS”) pit and the Company’s ability to successfully access the mineralization in the UCS pit without additional costs or interruption, and permitting of additional tailings storage capacity at the GMC.

In 2021, consolidated gold equivalent production from the Tucano, Topia and GMC mines is expected to be 135,000 to 150,000 Au eq oz. The second half of 2021 is expected to account for a least 55% of the annual production guidance. The mine plan for Tucano also reflects more stripping in the first half of 2021 and therefore AISC is expected to be higher than the annual guidance in the first half of 2021. The Mineral Reserve and Resource update for Tucano announced in December has allowed for an extension of the life of the Urucum and Taperaba pits that have been mined at Tucano over the last several years, and the latest mine plan will see a transition to mining higher grades in 2022 and 2023.

These production and cost guidance estimates are forward-looking statements and information. They should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability. These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

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Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Neil Hepworth, Chartered Engineer UK, MIMMM, Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico, and Peru, including three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Investor Relations

tel: +1 888-355-1766

email: info@greatpanther.com

web: www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding 2021 guidance/estimates on production, AISC, sustaining capital, stripping, and exploration (non-sustaining) and the assumptions upon which they rely on, including the guidance and estimates outlined under the heading “2021 Guidance” in this news release; expectations for consolidated gold equivalent production for 2021 to be at similar levels to 2020; Mineral Reserve and Resource estimate for Tucano and the assumptions underlying; the extension of the life of the Urucum and TAP AB pits; the expectation based on the latest Tucano mine plan to transition to mining higher grades in 2022 and 2023; the exploration potential of Tucano near-mine, underground and regional land package; the Company’s plans to complete (ramp-up) and results of further drilling/exploration activity at Tucano; Tucano underground potential and potential to expand the existing open pits; developments related to COVID-19, including expectations around whether the Company will be successful with our continued efforts to protect our personnel, communities and others and the Company’s plans to pursue acquisition opportunities to complement its existing portfolio.

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These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control/stability of UCS and the Company’s ability to successful access the mineralization in the UCS pit without additional costs or interruption; continuation of operations without interruption or additional costs due to COVID-19 or any other reason; the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation) remaining as estimated; currency exchange rates remaining as estimated; all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner and maintained, including the expectations around the Company’s ability to receive the permits and regulatory approvals necessary for an expansion of the existing GMC tailings storage facility (lifts 18 and 19) in a timely manner in order to prevent an interruption to milling operations at the GMC; the accuracy of the geological, operational and price and exchange rate assumptions on which the production guidance is based; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances or workforce shortages, illegal occupations or mining, seismic events, and adverse weather condition; management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company; assumption that the Company will be successful in resolving the legal claims that ban the use of cyanide in the Tucano processing; management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; conditions in the financial markets; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the Company’s expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the estimates of Mineral Reserves and Mineral Resources or its future mining plans; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, regulatory, and social risks involving Great Panther’s operations in a foreign jurisdiction, developments with respect to COVID-19 that may impact the Company’s operations, including potential for further workforce shortages, or future orders of federal governments to curtail or cease mining operations or voluntary shutdowns, the inherent risk that estimates of Mineral Reserves and Resources may not be accurate or that the assumptions upon which they are based are different than expected and accordingly that mine production will not be as estimated or predicted, the discontinuity of the Tucano ore body and mine selectivity may result in a risk that dilution and mining recovery estimates used in the Mineral Reserve estimation do not accurately reconcile with the Company’s ability to recover the tonnage, grade and metal content estimated in the Mineral Reserves; as the Company’s mines do not have established Mineral Reserves, except for Tucano and the Company may extend mine operations by mining material at Tucano that is classified as a Mineral Resource without completing a feasibility study demonstrating economic or technical viability, the Company faces higher risks that anticipated rates of production/recovery or estimates of costs will not be achieved, litigation risk, including a risk that the use of cyanide would be banned in respect of Tucano’s operations causing Tucano to have to cease operations if an alternative to cyanide treatment cannot be identified and implemented in a cost-effective way (of which there is no assurance), the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather), operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, potential of further instability or failure of walls of the UCS pit, which compromises a material part of the Mineral Reserves being accessed in 2021, there is no assurance that the Company will be able to continue mining and be able to access the UCS Mineral Reserves which may adversely impact the Company’s Mineral Reserve estimates, production guidance and future revenues, including the potential risk that the Mineral Reserves at UCS may not be accessible at all or that access may be dependent on further remedial work that might interrupt operations, there is no assurance that the Company will be able to identify or complete acquisition opportunities and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

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